UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Board Meeting for approval of Financial Results and Dividend

The Bank has made the below announcements to the Indian stock exchanges:

Pursuant to the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the meeting of the Board of Directors of ICICI Bank Limited (“the Bank”) is scheduled to be held on Saturday, April 18, 2026, to, inter alia, consider and approve the audited financial results (standalone and consolidated) for the quarter and year ending March 31, 2026 and recommendation of dividend, if any, for the financial year ending March 31, 2026.

  In view of the above and pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 read with ICICI Bank Code on Prohibition of Insider Trading, the Trading Window for dealing in the securities of the Bank will remain closed for all Designated Persons of the Bank (including Directors) and their immediate relatives from April 1, 2026 to April 20, 2026 (both days inclusive).

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 18, 2026	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team